Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Legal Name of Subsidiary	Jurisdiction of Incorporation or Organization
Ortho-Clinical Diagnostics FinCo S.à r.l., Barbados branch	Barbados
Quidel Canada, ULC	Canada
Ortho-Clinical Diagnostics France SAS	France
Quidel Ireland Limited	Ireland
Ortho-Clinical Diagnostics K.K.	Japan
Ortho-Clinical Diagnostics FinCo S.à r.l.	Luxembourg
Ortho-Clinical Diagnostics Holdings Luxembourg S.à r.l.	Luxembourg
Ortho-Clinical Diagnostics S.A.	Luxembourg
Ortho-Clinical Diagnostics Mexico Operations S de RL de CV	Mexico
Crimson OCD (UK) Limited	United Kingdom
Ortho-Clinical Diagnostics	United Kingdom
Ortho Clinical Diagnostics Holdings Limited	United Kingdom
Quidel Cardiovascular Inc.	Delaware, United States
Quidel Corporation	Delaware, United States
Quidel Services, LLC	Delaware, United States
U.S. Crimson Acquisition Inc.	Delaware, United States
Ortho-Clinical Diagnostics, Inc.	New York, United States
Diagnostic Hybrids, Inc.	Ohio, United States